United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Press Release
Signature Page

Press Release
Vale announces proposal for 2008 minimum dividend: US$ 2.5 billion
Rio de Janeiro, January 21, 2008 — Companhia Vale do Rio Doce (Vale) announces that its senior management has approved and will submit to the Board of Directors a proposal for the distribution of a minimum dividend of US$ 2.5 billion in 2008. The dividend per share will be US$ 0.517342250, for both common and preferred shares. The payment will be made in two installments, on April 30 and October 31, 2008.
The Board of Directors will evaluate the proposal submitted by senior management, regarding each installment, in the meetings scheduled for April 10 and October 16, 2008.
Payments will be made in Brazilian Reais, calculated on the basis of the Brazilian Real/US dollar exchange rate (Ptax–Option 5) published by the Central Bank of Brazil on the business day prior to the Board of Directors meeting that approves the minimum dividend proposal.
The minimum dividend proposed for 2008, of US$ 2.5 billion, represents an increase of 33.3% over the total dividend paid in 2007, US$ 1.875 billion, and a 110.5% rise over the average annual dividend for the last five years, of US$1.187 billion. At the same time, it is consistent with Vale’s policy of financing growth opportunities while preserving a healthy balance sheet.
From 2003 to 2007, total return to Vale’s shareholders was 73.7% per year, reflecting the value- creation process embedded into the execution of the Company’s long-term strategy. Despite the significant increase in our share prices, the return to capital to shareholders through dividend distribution produced in an average dividend yield of 2.5% over this period.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 21, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations